Exhibit 99.1 Press release

Quarterhill to Announce Fiscal 2018 Financial Results

OTTAWA, Canada – February 14, 2019 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), will release its financial results for the three- and twelve-month periods ended December 31, 2018, on Thursday, February 28, 2019. The Company will host a conference call and audio webcast at 10:00 AM ET the same day.

Webcast Information

The live audio webcast will be available at:

https://event.on24.com/wcc/r/1933492/07CD54500990DF0B84400CBDE7F150C1

Dial-in Information

•	To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)
•	To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at:

https://event.on24.com/wcc/r/1933492/07CD54500990DF0B84400CBDE7F150C1

Telephone replay will be available from 1:00 PM ET on February 28, 2019 until 11:59 PM ET on March 7, 2019 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International).

Conference ID and Replay Passcode: 3861239

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan

CFO

T: 613.688.4898

E: smcewan@quarterhill.com

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com